                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              GOLDEN TELECOM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Shares of Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    38122G107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             Director, Telecommunications, Informatics & Media Team
                 European Bank of Reconstruction and Development
                               One Exchange Square
                                 London EC2A 2EH
                               (+44-20) 7338-6000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 October 5, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

CUSIP No. 38122G107
--------------------------------------------------------------------------------
(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        European Bank for Reconstruction and Development
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
--------------------------------------------------------------------------------
(3)     SEC Use Only
--------------------------------------------------------------------------------
(4)     Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization
        London, England
--------------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power 3,003,564
Beneficially             -------------------------------------------------------
Owned                    (8)  Shared Voting Power 0
By Each                  -------------------------------------------------------
Reporting                (9)  Sole Dispositive Power 3,003,564
Person                   -------------------------------------------------------
With                     (10) Shared Dispositive Power 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 3,003,564
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11) 13.2%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)  OO

Item 1. Security and Issuer

This Statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Golden Telecom, Inc. (the "Issuer"), a corporation organized under the laws of Delaware. The principal executive offices of the Issuer are located at 12, Krasnokazarmennaya Str., Moscow, Russia 111250.

Item 2. Identity and Background

This statement is being filed by the European Bank of Reconstruction and Development, an international organization duly established and existing under the Agreement Establishing the European Bank for Reconstruction and Development of 29 May 1990 (the "Charter") among the member countries and international organizations signatory thereto (the "EBRD").

The office of the EBRD is at One Exchange Square, London EC2A 2EH, England.

During the last five years, the EBRD has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On October 5, 1999, the EBRD acquired 3,003,564 shares of Common Stock for an aggregate purchase price of $34,999,992. The EBRD purchased (i) 1,666,666 shares of Common Stock for a price of $19,999,992 in the initial public offering (the "IPO") of the Issuer and (ii) 1,336,898 shares of Common Stock for a price of $15,000,000 pursuant to a subscription agreement (the Subscription Agreement") dated as of September 30, 1999 entered into with the Issuer.

The EBRD's purchase of the shares of Common Stock was consummated on October 5, 1999, concurrently with the consummation of the IPO. The funds for these purchases of the shares of Common Stock to which this Schedule 13D relates were supplied from EBRD's ordinary capital resources, as such term is defined in
Article 7 of its Charter. Immediately after such purchase, the EBRD owned 3,003,564 shares of Common Stock, or approximately 13.2% of all currently outstanding shares of Common Stock.

Item 4. Purpose of Transaction

The EBRD has acquired the shares of Common Stock to which this Schedule 13D relates for the purpose of making an investment in the Issuer.

The EBRD from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the EBRD will take such actions in the future as the EBRD may deem appropriate in light of the circumstances existing from time to time. If the

EBRD believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the EBRD may determine to dispose of some or all of the shares of Common Stock currently owned by the EBRD or otherwise acquired by the EBRD either in the open market or in privately negotiated transactions.

Except as set forth above, the EBRD has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by an person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The EBRD beneficially owns the number of shares of Common Stock and the percentage of outstanding shares of Common Stock listed in the responses to Item 11 and 13, respectively, on the cover page filed herewith, and such responses are incorporated by reference herein. In addition, the number of shares of Common Stock with respect to which the EBRD (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power, and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, on the cover page filed herewith, and such responses are incorporated by reference herein.

Except as described herein, the EBRD has not acquired or disposed of any shares of Common Stock during the past sixty days.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The EBRD entered into the Subscription Agreement with the Issuer. The Subscription Agreement relates to 1,336,898 shares of Common Stock of the Issuer. The Issuer made standard warranties regarding its unencumbered ownership of the shares of Common Stock to be sold to the EBRD and its power to effect the sale of such shares. Furthermore, the Issuer made a warranty regarding certain information provided to the EBRD which information related to the Issuer. The EBRD warranted that it acquired the shares of Common Stock for its own account and without a view to the public distribution of such shares or any interest therein.

Item 7. Material to be Filed as Exhibits.

Exhibit A -- Subscription Agreement

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 12, 1999

Signature:  /s/    Franck Noiret
            -------------------------------
            Name:  Franck Noiret
            Title: Principal Banker
                   Attorney-in-Fact

                                Index to Exhibits

Exhibit
  No.               Description
-------             -----------
  A                 Subscription Agreement